Exhibit 99.4

AssemblÉes gÉnÉrales ordinaire et extraordinaire des Actionnaires 25 mai 2023	ordinary and extraordinary general shareholders’ meetings 25 May 2023

formulaire de vote par correspondance	Voting by mail form

Ce formulaire doit être utilisé par les titulaires de titres de MDxHealth SA (la “Société”) qui désirent voter par correspondance aux assemblées générales ordinaire et extraordinaire des actionnaires de la Société à tenir le jeudi 25 mai 2023 à 15h00 (heure belge).	This form should be used by holders of securities of MDxHealth SA (the “Company”) who want to vote by mail at the ordinary and extraordinary general shareholders’ meetings of the Company to be held on Thursday, 25 May 2023, at 15:00 p.m. (Belgian time).

Le formulaire de vote par correspondance doit être signé par écrit ou électroniquement. Si une signature électronique est utilisée, elle doit être une signature électronique qualifiée au sens du Règlement (UE) n° 910/2014 du Parlement européen et du Conseil du 23 juillet 2014 sur l’identification électronique et les services de confiance pour les transactions électroniques au sein du marché intérieur et abrogeant la directive 1999/93/CE, tel que modifié.	The voting by mail form must be signed in writing or electronically. In the event an electronic signature is used, it must be a qualified electronic signature in the sense of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, as amended.

Le formulaire de vote par correspondance signé et complété doit parvenir à la Société au plus tard le sixième jour calendrier qui précède les assemblées générales ordinaire et extraordinaire des actionnaires, soit le, ou avant le, vendredi 19 mai 2023 au plus tard. Jusqu’à cette date, les formulaires peuvent être envoyées à l’adresse suivante :	The signed and completed voting by mail form must reach the Company at the latest on the sixth calendar day prior to the ordinary and extraordinary general shareholders’ meetings, i.e. on or before Friday, 19 May 2023 at the latest. Until this date, forms can be sent to the following address:

MDxHealth SA	MDxHealth SA
A l’attention de M. Ron Kalfus	Attention Mr. Ron Kalfus
Secrétaire de la Société	Company Secretary
CAP Business Center	CAP Business Center
Zone Industrielle des Hauts-Sarts	Zone Industrielle des Hauts-Sarts
Rue d’Abhooz 31,	Rue d’Abhooz, 31
4040 Herstal	4040 Herstal,
Belgique	Belgium

ou par courrier électronique à :	or by e-mail to:
agsm@mdxhealth.com	agsm@mdxhealth.com

Les titulaires de titres de la Société qui désirent être représentés par voter par correspondance doivent aussi s’enregistrer aux assemblées générales ordinaire et extraordinaire des actionnaires, tel que décrit dans l’invitation aux assemblées générales ordinaire et extraordinaire des actionnaires. Les titulaires de titres dématérialisés doivent joindre à ce formulaire de vote par correspondance un certificat délivré par le teneur de compte agréé, l’organisme de liquidation compétent, ou de l’intermédiaire financier pour les titres concernés, confirmant le nombre de titres ayant été enregistrés à leur nom à la date d’enregistrement (soit le jeudi 11 mai 2023, à minuit (00h00, heure belge)) et avec lesquelles ils veulent participer aux assemblées générales ordinaire et extraordinaire des actionnaires.	Holders of securities of the Company who wish to vote by mail must also register for the ordinary and extraordinary general shareholders’ meetings, as described in the notice convening the ordinary and extraordinary general shareholders’ meetings. Holders of dematerialised securities must attach to the present voting by mail form a certificate issued by the certified account holder, the applicable settlement institution, or the relevant financial intermediary for the securities concerned, confirming the number of securities that have been registered in their name on the registration date (i.e., Thursday, 11 May 2023, at midnight (12:00 a.m., Belgian time)), with which they want to participate to the ordinary and extraordinary general shareholders’ meetings.

En cas de modification de l’ordre du jour ou si des nouvelles propositions de résolutions sont déposées, la Société publiera un ordre du jour complété avec, le cas échéant, les sujets à traiter additionnels de l’ordre du jour et les propositions de résolutions additionnelles. Ceci sera fait au plus tard le quinzième jour calendrier avant les assemblées générales ordinaire et extraordinaire des actionnaires, soit le, ou avant le, mercredi 10 mai 2023 au plus tard. En outre, la Société mettra aussi à disposition un formulaire modifié de vote par correspondance. Les formulaires qui parviennent à la Société antérieurement à la publication d’un ordre du jour complété demeurent valides pour les sujets à traiter inscrits à l’ordre du jour auxquels les formulaires de vote par correspondence s’appliquent, sous réserve, cependant, du droit applicable et des clarifications complémentaires décrites dans les formulaires de vote par correspondance. Conformément au Code des sociétés et des associations, un vote par correspondance pour un point de l’ordre du jour pour lequel une nouvelle proposition de résolution a été soumise par un ou plusieurs actionnaires détenant au moins 3 % du capital social, n’est pas valable.	In case of amendments to the agenda or if new draft resolutions are tabled, the Company will publish an amended agenda with, as the case may be, additional agenda items and additional draft resolutions. This will be done no later than on the fifteenth calendar day prior to the ordinary and extraordinary general shareholders’ meetings, i.e. on or before Wednesday, 10 May 2023 at the latest. In addition, the Company will also make amended forms available for voting by mail. Voting by mail forms that reach the Company prior to the publication of an amended agenda remain valid for the agenda items to which the voting by mail forms apply, subject, however, to applicable law and the further clarifications set out in the voting by mail form. In accordance with the Belgian Companies and Associations Code, a vote via vote by mail for an agenda item in relation to which a new proposed resolution has been submitted by one or more shareholders holding at least 3% of the share capital, is invalid.

La Société recommande d’utiliser le courrier électronique pour toute communication avec la Société concernant les assemblées générales d’actionnaires.	The Company recommends to use e-mail for all communication with the Company regarding the general shareholders’ meetings.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Formulaire de vote par correspondance

Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Voting by mail form

1/13

Le/La soussigné(e),	The undersigned,

Prénom / First name:
Nom de famille / Family name:
Adresse / Address:
ou / or
Dénomination / Corporate name:
Forme juridique / Corporate form:
Siège / Registered office:

Représenté par (prénom, nom de famille et qualité) / Represented by (first name, family name and capacity):

titulaire du (des) nombre(s) suivant(s) de titres émis par MDxHealth SA, ayant son siège au CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgique,	owner of the following number of securities issued by MDxHealth SA, with its registered office at CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium,

Nombre d’actions / Number of shares:	………………..
Forme des actions susmentionnées / Form of the above mentioned shares:

(veuillez cocher la case appropriée / please tick the appropriate box)

☐ Nominatives / Registered
☐ Dématérialisées / Dematerialised

Nombre de droits de souscription / Number of subscription rights: [1]	………………..

[1] Conformément à l’article 7:135 du Code des sociétés et des associations, les titulaires de droits de souscription ont le droit de participer à l’assemblée générale des actionnaires mais seulement avec voix consultative.	[1] Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to attend the shareholders’ meetings, but only with an advisory vote.

vote irrévocablement, comme indiqué dans les cases correspondantes ci-dessous, sur les points inscrits à l’ordre du jour suivant : [2]	votes irrevocably, as indicated in the corresponding boxes below, on the items on the following agenda: [2]

[2] Veuillez indiquer l’instruction de vote dans les cases appropriées pour les points à l’ordre du jour. En l’absence d’une instruction de vote pour un point de l’ordre du jour, ou dans le cas où, pour quelque raison que ce soit, il y aurait un manque de clarté concernant les instructions de vote, le/la soussigné(e) sera présumé(e) avoir voté “en faveur” des résolutions proposées soutenues par le conseil d’administration.	[2] Please indicate the voting instructions in the appropriate boxes of the agenda items. In the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the undersigned will be presumed to have voted in favour of the proposed resolutions supported by the board of directors.

ORDRE DU JOUR assemblée générale ordinaire		agenda Ordinary general meeting

1.	Rapport sur les comptes annuels statutaires et sur les comptes annuels consolidés Communication et discussion (a) du rapport annuel combiné du conseil d’administration sur les comptes annuels consolidés et statutaires (non consolidés) de la Société pour l’exercice social clôturé au 31 décembre 2022, (b) du rapport du commissaire sur les comptes annuels statutaires (non consolidés) de la Société pour l’exercice social clôturé au 31 décembre 2022, et (c) du rapport du commissaire sur les comptes annuels consolidés de la Société pour l’exercice social clôturé au 31 décembre 2022.	1.

Report on the annual statutory financial statements and on the consolidated financial statements

Submission of, and discussion on, (a) the combined annual report of the board of directors on the consolidated and (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2022, (b) the report of the statutory auditor on the (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2022, and (c) the report of the statutory auditor on the consolidated financial statements of the Company for the financial year ended on 31 December 2022.

2.	Approbation des comptes annuels statutaires (non consolidés) Communication, discussion et approbation des comptes annuels statutaires (non consolidés) pour l’exercice social clôturé au 31 décembre 2022 et approbation de l’affectation du résultat tel que proposé par le conseil d’administration.	2.

Approval of the annual (non-consolidated) statutory financial statements

Submission of, discussion on, and approval of the annual (non-consolidated) statutory financial statements for the financial year ended on 31 December 2022, and approval of the allocation of the result as proposed by the board of directors.

►

Proposition de résolution:

L’assemblée générale des actionnaires décide d’approuver les comptes annuels statutaires (non consolidés) de la Société pour l’exercice social clôturé le 31 décembre 2022 et d’approuver l’affectation du résultat annuel tel que proposé par le conseil d’administration.

		►

Proposed resolution:

The general shareholders’ meeting resolves to approve the annual (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2022 and to approve the allocation of the annual result as proposed by the board of directors.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Formulaire de vote par correspondance

Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Voting by mail form

2/13

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

3. Comptes annuels consolidés Communication et discussion des comptes annuels consolidés de la Société pour l’exercice social clôturé le 31 décembre 2022.	3. Consolidated financial statements Submission of, and discussion on, the consolidated financial statements of the Company for the financial year ended on 31 December 2022.
4. Décharge de responsabilité des administrateurs Décharge de responsabilité des administrateurs pour l’exercice de leur mandat au cours de l’exercice social clôturé le 31 décembre 2022.	4. Discharge from liability of the directors Discharge from liability of the directors for the exercise of their mandates during the financial year ended on 31 December 2022.
► Proposition de résolution:	► Proposed resolution:
L’assemblée générale des actionnaires décide d’accorder la décharge à chacun des administrateurs qui était en fonction au cours de l’exercice social clôturé le 31 décembre 2022 pour l’exercice de son mandat au cours de cet exercice social.	The general shareholders’ meeting resolves to grant discharge from liability to each of the directors who was in office during the financial year ended on 31 December 2022, for the performance of its, his or her mandate during that financial year.

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

5. Décharge de responsabilité du commissaire Décharge de responsabilité du commissaire pour l’exercice de son mandat au cours de l’exercice social clôturé le 31 décembre 2022.	5. Discharge from liability of the statutory auditor Discharge from liability of the statutory auditor for the exercise of its mandate during the financial year ended on 31 December 2022.
► Proposition de résolution:	► Proposed resolution:
L’assemblée générale des actionnaires décide d’accorder la décharge au commissaire qui était en fonction au cours de l’exercice social clôturé le 31 décembre 2022 pour l’exercice de son mandat au cours de cet exercice social.	The general shareholders’ meeting resolves to grant discharge from liability to the statutory auditor which was in office during the financial year ended on 31 December 2022, for the performance of its mandate during that financial year.

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

6.   Rapport de rémunération

Communication, discussion, et approbation du rapport de rémunération préparé par le comité de nomination et de rémunération et approuvé par le conseil d’administration, et inclus dans le rapport annuel combiné du conseil d’administration sur les comptes annuels consolidés et statutaires (non consolidés) pour l’exercice social clôturé le 31 décembre 2022.

6.   Remuneration report

Submission of, discussion on, and approval of the remuneration report prepared by the nomination and remuneration committee and approved by the board of directors, and included in the combined annual report of the board of directors on the consolidated and (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2022.

► Proposition de résolution:	► Proposed resolution:
L’assemblée générale des actionnaires décide d’approuver le rapport de rémunération inclus dans le rapport annuel du conseil d’administration sur les comptes annuels statutaires (non consolidés) pour l’exercice social clôturé le 31 décembre 2022.	The general shareholders’ meeting resolves to approve the remuneration report included in the combined annual report of the board of directors on the consolidated and (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2022.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Formulaire de vote par correspondance

Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Voting by mail form

3/13

► Instruction de vote:	► votING INSTRUCTION:
0 Pour / For	0 Contre / Against	0 Abstention

7.   Renouvellement de mandats d’administrateurs

En tenant compte de la recommandation du comité de nomination et de rémunération, le conseil d’administration recommande que (a) Hilde Windels BV, représentée par Hilde Windels en tant que représentante permanente, (b) Regine Slagmulder BV, représentée par Regine Slagmulder en tant que représentante permanente, et (c) Eric Bednarski, soient renouvelés en tant qu’administrateurs de la Société, chacun pour une durée de deux ans, et que (d) Michael K. McGarrity soit renouvelé en tant qu’administrateur de la Société pour une durée de trois ans. Pour de plus amples informations concernant ces administrateurs proposés, il est fait référence à la déclaration de gouvernement d’entreprise incluse dans le rapport annuel combiné du conseil d’administration pour l’exercice clôturé le 31 décembre 2022. Sur la base des informations fournies par Hilde Windels BV, représentée par Hilde Windels en tant que représentante permanente, et Regine Slagmulder BV, représentée par Regine Slagmulder, il apparaît que Hilde Windels BV et Hilde Windels, ainsi que Regine Slagmulder BV et Regine Slagmulder, respectivement, satisfont aux exigences applicables pour être nommés en tant qu’administrateurs indépendants conformément à l’article 7:87 du Code des sociétés et des associations et à la disposition 3.5 du Code belge de gouvernance d’entreprise 2020.

7.   Re-appointment of directors

Taking into account the recommendation of the nomination and remuneration committee, the board of directors recommends that (a) Hilde Windels BV, represented by Hilde Windels as permanent representative, (b) Regine Slagmulder BV, represented by Regine Slagmulder as permanent representative, and (c) Eric Bednarski, be re-appointed as directors of the Company, each for a term of two years, and (d) Michael K. McGarrity be re-appointed as director of the Company for a term of three years. For further information regarding these proposed directors, reference is made to the corporate governance statement included in the combined annual report of the board of directors on the consolidated and (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2022. Based on information made available by respectively Hilde Windels BV, represented by Hilde Windels as permanent representative, and Regine Slagmulder BV, represented by Regine Slagmulder as permanent representative, it appears that respectively each of Hilde Windels BV and Hilde Windels, and each of Regine Slagmulder BV and Regine Slagmulder, satisfy the applicable requirements in order to be nominated as independent directors in accordance with article 7:87 of the Belgian Companies and Associations Code and provision 3.5 of the 2020 Belgian Corporate Governance Code.

► Propositions de résolutions:

(a) L’assemblée générale des actionnaires décide de renouveler le mandat de Hilde Windels BV, représentée par Hilde Windels en tant que représentant permanente, en tant qu’administrateur indépendant de la Société au sens de l’article 7:87 du Code des sociétés et des associations et de la disposition 3.5 du Code belge de gouvernance d’entreprise 2020, pour une durée de deux ans, s’étendant jusqu’à, et y compris, la clôture de l’assemblée générale ordinaire des actionnaires à tenir en 2025 qui statuera sur les comptes annuels de l’exercice social clôturé le 31 décembre 2024. La rémunération de l’administrateur est telle que déterminée dans la politique de rémunération de la Société, telle qu’approuvée de temps à autre par l’assemblée générale des actionnaires, et (sous réserve des dispositions de la politique de rémunération) telle que décidée par l’assemblée générale extraordinaire des actionnaires tenue le 30 juillet 2020 et l’assemblée générale ordinaire des actionnaires tenue le 27 mai 2021.

► Proposed resolutions:

(a) The general shareholders’ meeting resolves to re-appoint Hilde Windels BV, represented by Hilde Windels as permanent representative, as independent director of the Company within the meaning of article 7:87 of the Belgian Companies and Associations Code and provision 3.5 of the 2020 Belgian Corporate Governance Code, for a term of two years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2025 which will have decided upon the financial statements for the financial year ended on 31 December 2024. The remuneration of the director is as set out in the Company’s remuneration policy, as approved from time to time by the general shareholders’ meeting, and (subject to the provisions of the remuneration policy) as decided by the special general shareholders’ meeting held on 30 July 2020 and the ordinary general shareholders’ meeting held on 27 May 2021.

► Instruction de vote:	► votING INSTRUCTION:
0 Pour / For	0 Contre / Against	0 Abstention

(b) L’assemblée générale des actionnaires décide de renouveler le mandat de Regine Slagmulder BV, représentée par Regine Slagmulder en tant que représentant permanente, en tant qu’administrateur indépendant de la Société au sens de l’article 7:87 du Code des sociétés et des associations et de la disposition 3.5 du Code belge de gouvernance d’entreprise 2020, pour une durée de deux ans, s’étendant jusqu’à, et y compris, la clôture de l’assemblée générale ordinaire des actionnaires à tenir en 2025 qui statuera sur les comptes annuels de l’exercice social clôturé le 31 décembre 2024. La rémunération de l’administrateur est telle que déterminée dans la politique de rémunération de la Société, telle qu’approuvée de temps à autre par l’assemblée générale des actionnaires, et (sous réserve des dispositions de la politique de rémunération) telle que décidée par l’assemblée générale extraordinaire des actionnaires tenue le 30 juillet 2020 et l’assemblée générale ordinaire des actionnaires tenue le 27 mai 2021.

(b) The general shareholders’ meeting resolves to re-appoint Regine Slagmulder BV, represented by Regine Slagmulder as permanent representative, as independent director of the Company within the meaning of article 7:87 of the Belgian Companies and Associations Code and provision 3.5 of the 2020 Belgian Corporate Governance Code, for a term of two years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2025 which will have decided upon the financial statements for the financial year ended on 31 December 2024. The remuneration of the director is as set out in the Company’s remuneration policy, as approved from time to time by the general shareholders’ meeting, and (subject to the provisions of the remuneration policy) as decided by the special general shareholders’ meeting held on 30 July 2020 and the ordinary general shareholders’ meeting held on 27 May 2021.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Formulaire de vote par correspondance

Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Voting by mail form

4/13

► Instruction de vote:	► votING INSTRUCTION:
0 Pour / For	0 Contre / Against	0 Abstention

(c) L’assemblée générale des actionnaires décide de renouveler le mandat d’Eric Bednarski en tant qu’administrateur de la Société pour une durée de deux ans, s’étendant jusqu’à, et y compris, la clôture de l’assemblée générale ordinaire des actionnaires à tenir en 2025 qui statuera sur les comptes annuels de l’exercice social clôturé le 31 décembre 2024. La rémunération de l’administrateur est telle que déterminée dans la politique de rémunération de la Société, telle qu’approuvée de temps à autre par l’assemblée générale des actionnaires, et (sous réserve des dispositions de la politique de rémunération) telle que décidée par l’assemblée générale extraordinaire des actionnaires tenue le 30 juillet 2020 et l’assemblée générale ordinaire des actionnaires tenue le 27 mai 2021.

(c) The general shareholders’ meeting resolves to re-appoint Eric Bednarski as director of the Company, for a term of two years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2025 which will have decided upon the financial statements for the financial year ended on 31 December 2024. The remuneration of the director is as set out in the Company’s remuneration policy, as approved from time to time by the general shareholders’ meeting, and (subject to the provisions of the remuneration policy) as decided by the special general shareholders’ meeting held on 30 July 2020 and the ordinary general shareholders’ meeting held on 27 May 2021.

► Instruction de vote:	► votING INSTRUCTION:
0 Pour / For	0 Contre / Against	0 Abstention

(d) L’assemblée générale des actionnaires décide de renouveler le mandat de Michael K. McGarrity en tant qu’administrateur de la Société pour une durée de deux ans, s’étendant jusqu’à, et y compris, la clôture de l’assemblée générale ordinaire des actionnaires à tenir en 2026 qui statuera sur les comptes annuels de l’exercice social clôturé le 31 décembre 2025. La rémunération de l’administrateur est telle que déterminée dans la politique de rémunération de la Société, telle qu’approuvée de temps à autre par l’assemblée générale des actionnaires, et (sous réserve des dispositions de la politique de rémunération) telle que décidée par l’assemblée générale extraordinaire des actionnaires tenue le 30 juillet 2020 et l’assemblée générale ordinaire des actionnaires tenue le 27 mai 2021.µ

(d) The general shareholders’ meeting resolves to re-appoint Michael K. McGarrity as director of the Company, for a term of three years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2026 which will have decided upon the financial statements for the financial year ended on 31 December 2025. The remuneration of the director is as set out in the Company’s remuneration policy, as approved from time to time by the general shareholders’ meeting, and (subject to the provisions of the remuneration policy) as decided by the special general shareholders’ meeting held on 30 July 2020 and the ordinary general shareholders’ meeting held on 27 May 2021.
► Instruction de vote:	► votING INSTRUCTION:
0 Pour / For	0 Contre / Against	0 Abstention

Note: Si la résolution proposée au point 7 est approuvée par l’assemblée générale des actionnaires, le conseil d’administration de la Société sera composé de (1) Michael K. McGarrity, Chief Executive Officer (CEO), administrateur exécutif et administrateur délégué (jusqu’en 2026), (2) Ahok BV, représentée par Koen Hoffman, administrateur indépendant et président du conseil d’administration (jusqu’en 2025), (3) Donnie M. Hardison Jr., administrateur indépendant (jusqu’en 2025), (4) Hilde Windels BV, représentée par Hilde Windels, administrateur indépendant (jusqu’en 2025), (5) Qaly-Co BV, représentée par Lieve Verplancke, administrateur indépendant (jusqu’en 2024), (6) Valiance Advisors LLP, représentée par Jan Pensaert, administrateur non-exécutif (jusqu’en 2024), (7) Regine Slagmulder BV, représentée par Regine Slagmulder, administrateur indépendant (jusqu’en 2025), et (8) Eric Bednarski, administrateur non-exécutif (jusqu’en 2025).

Note: If the proposed resolutions set out in point 7 are approved by the general shareholders’ meeting, the Company’s board of directors will be composed of (1) Michael K. McGarrity, chief executive officer (CEO), executive director and managing director (until 2026), (2) Ahok BV, represented by Koen Hoffman, independent director and chair of the board of directors (until 2024), (3) Donnie M. Hardison JR, independent director (until 2025), (4) Hilde Windels BV, represented by Hilde Windels, independent director (until 2025), (5) Qaly-Co BV, represented by Lieve Verplancke, independent director (until 2024), (6) Valiance Advisors LLP, represented by Jan Pensaert, non-executive director (until 2024), (7) Regine Slagmulder BV, represented by Regine Slagmulder, independent director (until 2025), and (9) Eric Bednarski, non-executive director (until 2025).

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Formulaire de vote par correspondance

Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Voting by mail form

5/13

8.    Renouvellement du mandat du commissaire

En tenant compte de la recommandation et de la préférence du Comité d’Audit, le conseil d’administration recommande que le mandat de BDO Réviseurs d’Entreprises SRL, représentée par Bert Kegels en tant que représentant permanent, en tant que commissaire de la Société soit renouvelé pour la durée légale de trois ans jusqu’à et y compris la clôture de l’assemblée générale ordinaire des actionnaires qui se tiendra en 2026 et qui aura statué sur les comptes annuels de l’exercice social clôturé le 31 décembre 2025, sous réserve des, et conformément aux, dispositions de l’article 3:61 du Code des sociétés et des associations et du règlement (UE) n° 537/2014 du Parlement européen et du Conseil du 16 avril 2014 relatif aux exigences spécifiques concernant le contrôle légal des comptes des entités d’intérêt public et abrogeant la décision 2005/909/CE de la Commission.

8.   Re-appointment of the statutory auditor

Taking into account the recommendation and preference of the audit committee, the board of directors recommends that BDO Réviseurs d’Entreprises SRL, represented by Bert Kegels as permanent representative, be re-appointed as statutory auditor of the Company for a term of three years up to and including the closing of the ordinary general shareholders’ meeting to be held in 2026 which will have decided upon the financial statements for the financial year ended on 31 December 2025, subject to, and in accordance with, the provisions of article 3:61 of the Belgian Companies and Associations Code and Regulation (EU) No. 537/2014 of the European Parliament and of the Council of 16 April 2014 on specific requirements regarding statutory audit of public-interest entities and repealing Commission Decision 2005/909/EC.

►   Proposition de résolution:

En tenant compte de la recommandation du conseil d’administration sur recommandation et préférence du comité d’audit, l’assemblée générale des actionnaires décide de renouveler le mandat de BDO Réviseurs d’Entreprises SRL, représentée par Bert Kegels en tant que représentant permanent, en tant que commissaire de la Société pour une durée de trois ans jusqu’à et y compris la clôture de l’assemblée générale annuelle des actionnaires qui se tiendra en 2026 et qui aura statué sur les comptes annuels de l’exercice social clôturé le 31 décembre 2025, sous réserve des, et conformément aux, dispositions de l’article 3:61 du Code des sociétés et des associations et du règlement (UE) n° 537/2014 du Parlement européen et du Conseil du 16 avril 2014 relatif aux exigences spécifiques concernant le contrôle légal des comptes des entités d’intérêt public et abrogeant la décision 2005/909/CE de la Commission. Pour la durée de son mandat, la rémunération annuelle du commissaire de la Société sera de EUR 260.000,00 (hors TVA, taxes et frais, selon le cas) pour le contrôle des comptes consolidés du groupe et le contrôle des comptes annuels statutaires (non consolidés) de la Société. Ces honoraires sont soumis à une indexation annuelle basée sur l’indice standard.

► Proposed resolution:

Taking into account the recommendation of the board of directors upon recommendation and preference of the audit committee, the general shareholders’ meeting resolves to re-appoint BDO Réviseurs d’Entreprises SRL, represented by Bert Kegels as permanent representative, as statutory auditor of the Company for a term of three years up to and including the closing of the ordinary general shareholders’ meeting to be held in 2026 which will have decided upon the financial statements for the financial year ended on 31 December 2025, subject to, and in accordance with, the provisions of article 3:61 of the Belgian Companies and Associations Code and Regulation (EU) No. 537/2014 of the European Parliament and of the Council of 16 April 2014 on specific requirements regarding statutory audit of public-interest entities and repealing Commission Decision 2005/909/EC. For the duration of its mandate, the annual remuneration of the statutory auditor of the Company shall be EUR 260,000.00 (excluding VAT, taxes and expenses, as applicable) for the audit of the consolidated accounts of the group and the audit of the (non-consolidated) statutory financial statements of the Company. These fees are subject to a yearly indexation based on the standard index.

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9.    Approbation conformément à l’article 7:151 du Code des sociétés et des associations en ce qui concerne le loan and security agreement conclu par et entre la Société et Innovatus Life Sciences Lending Fund I, LP

Le 2 août 2022, la Société a conclu un loan and security agreement avec Innovatus Life Sciences Lending Fund I, LP, en vertu duquel Innovatus Life Sciences Lending Fund I, LP a accepté de fournir une facilité de prêt d’un montant maximal de USD 70.000.000,00, qui peut être utilisée en plusieurs tranches. Les Sections 2.2(c), 7.2, 7.3 et 8.2 du loan and security agreement permettent à Innovatus Life Sciences Lending Fund I, LP de résilier le loan and security agreement et d’exiger le paiement/remboursement immédiat de tous les montants impayés dans le cadre du loan and security agreement en cas de changement de contrôle de la Société ou de toute filiale de la Société.

9.   Approval in accordance with article 7:151 of the Belgian Companies and Associations Code with respect to the loan and security agreement entered into by the Company and Innovatus Life Sciences Lending Fund I, LP

On 2 August 2022, the Company entered into a loan and security agreement with Innovatus Life Sciences Lending Fund I, LP, pursuant to which Innovatus Life Sciences Lending Fund I, LP agreed to provide a loan facility for up to USD 70,000,000.00, which can be drawn in multiple tranches. Sections 2.2(c), 7.2, 7.3 and 8.2 of the loan and security agreement allow Innovatus Life Sciences Lending Fund I, LP to terminate the loan and security agreement and demand immediate (re)payment of all amounts outstanding under the loan and security agreement in case of a change of control over the Company or any subsidiaries of the Company.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Formulaire de vote par correspondance

Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Voting by mail form

6/13

 ►  Proposition de résolution:

L’assemblée générale des actionnaires décide d’approuver et de ratifier, conformément à l’article 7:151 du Code belge des sociétés et des associations, toutes les clauses du loan and security agreement conclu par la Société et Innovatus Life Sciences Lending Fund I, LP (y compris, mais sans s’y limiter, les Sections 2.2(c), 7.2, 7.3 et 8.2) qui sont applicables au moment où un changement de contrôle se produit et qui tombent ou pourraient être considérés comme tombant dans le champ d’application de l’article 7:151 du Code belge des sociétés et des associations (relatif à l’octroi de droits à des tiers qui affectent substantiellement l’actif et le passif de la Société, ou qui donnent lieu à une dette ou un engagement substantiel pour son compte, lorsque l’exercice de ces droits est subordonné au lancement d’une offre publique d’achat sur les actions de la Société ou à un changement dans le contrôle exercé sur elle). L’assemblée générale des actionnaires donne également une procuration spéciale à chaque administrateur de la société, au Chief Financial Officer et à l’Executive Vice President of Corporate Development and General Counsel (chacun un “Mandataire”), chaque Mandataire agissant individuellement et avec droit de substitution, pour accomplir les formalités requises par l’article 7:151 du Code belge des sociétés et des associations en ce qui concerne la présente résolution, y compris, mais sans s’y limiter, la signature de tous les documents et formulaires requis pour la publication de la présente résolution dans les annexes du Moniteur Belge.

 ►   Proposed resolution:

The general shareholders’ meeting resolves to approve and ratify, in accordance with article 7:151 of the Belgian Companies and Associations Code, all clauses in the loan and security agreement entered into by the Company and Innovatus Life Sciences Lending Fund I, LP (including, but not limited to, Sections 2.2(c), 7.2, 7.3 and 8.2) that are applicable at the time a change of control occurs and which fall or could be considered to fall within the scope of article 7:151 of the Belgian Companies and Associations Code (relating to the granting of rights to third parties that substantially affect the Company’s assets and liabilities, or give rise to a substantial debt or commitment on its behalf, when the exercise of these rights is subject to the launching of a public takeover bid on the shares of the Company or to a change in the control exercised over it). The general shareholders’ meeting also grants a special power of attorney to each Director of the Company, the Chief Financial Officer and the Executive Vice President of Corporate Development and General Counsel (each a “Proxy Holder”), each Proxy Holder acting individually and with the right of substitution, to complete the formalities required by article 7:151 of the Belgian Companies and Associations Code with regard to this resolution, including, but not limited to, the execution of all documents and forms required for the publication of this resolution in the annexes to the Belgian Official Gazette.

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ORDRE DU JOUR assemblée générale extraordinaire	agenda extraordinary general meeting

1.    Communication des rapports - Plan d’Option sur Action de 2023

Communication des, discussion sur:

a)    le rapport du conseil d’administration de la Société conformément aux articles 7:180 et 7:191 du Code des sociétés et associations relatif à la proposition d’émettre 5.000.000 nouveaux droits de souscription de la Société (les “2023 Share Options”), en vertu d’un plan d’option sur action dénommé “le Plan d’Option sur Action de 2023”, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) ou American Depositary Shares (“ADSs”) de la Société, en faveur des membres du personnel de la Société et de ses filiales de temps à autre, au sens de l’article 1:27 du Code des sociétés et des associations (les “Participants Sélectionnés”); et

b)    le rapport du commissaire de la Société conformément aux articles 7:180 et 7:191 du Code des sociétés et des associations concernant la proposition d’émettre 5.000.000 2023 Share Options et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) ou ADSs de la Société, en faveur des Participant Sélectionnés.

1.    Submission of reports - 2023 Share Option Plan

Submission of, discussion on:

a)    the report of the board of directors of the Company in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code in relation to the proposal to issue 5,000,000 new subscription rights for shares of the Company (the “2023 Share Options”), pursuant to a share option plan named “the 2023 Share Option Plan”, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) or American Depositary Shares (“ADSs”) of the Company, for the benefit of the members of the personnel of the Company and its subsidiaries from time to time, within the meaning of article 1:27 of the Belgian Companies and Associations Code (the “Selected Participant”); and

b)    the report of the statutory auditor of the Company in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code in relation to the proposal to issue 5,000,000 2023 Share Options, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) or ADSs of the Company, to the benefit of the Selected Participants.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Formulaire de vote par correspondance

Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Voting by mail form

7/13

2.    Proposition d’émettre 5.000.000 2023 Share Options

►   Proposition de résolution:

L’assemblée générale des actionnaires décide d’approuver l’émission de 5.000.000 2023 Share Options, en vertu d’un plan d’option sur action dénommé “le Plan d’Option sur Action de 2023”, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) ou ADSs de la Société, en faveur des Participants Sélectionnés. En conséquence, le conseil d’administration décide de ce qui suit:

(a)   Termes et conditions des 2023 Share Options: Les termes et conditions des 2023 Share Options (inclus, mais sans s’y limiter, le prix d’exercice des 2023 Share Options) seront tels que figurant dans l’annexe au rapport du conseil d’administration visé au point 1.(a) de l’ordre du jour (aux fins de la présente résolution, le “Plan”), dont une copie restera jointe au présent procès-verbal. Les 2023 Share Options ont une durée de 10 ans à partir de leur date d’émission.

(b)   Actions sous-jacentes: Chaque 2023 Share Option donne à son détenteur le droit de souscrire à une nouvelle action qui sera émise par la Société. Les nouvelles actions à émettre lors de l’exercice des 2023 Share Options auront les mêmes droits et avantages, et seront à tous égards pari passu, en ce compris en ce qui concerne les droits aux dividendes et autres distributions, avec les actions existantes et en circulation de la Société au moment de leur émission, et auront droit aux dividendes et autres distributions pour lesquelles la date d’enregistrement ou la date d’échéance tombe à, ou après la date d’émission des actions.

(c)   Suppression du droit de préférence en faveur des Participants Sélectionnés: L’assemblée générale des actionnaires décide, conformément à l’article 7:191 du Code des sociétés et des associations, de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des Participants Sélectionnés, et d’approuver la possibilité pour la Société d’octroyer les 2023 Share Options aux Participants Sélectionnés, comme expliqué plus en détail dans le rapport du conseil d’administration visé au point 1.(a) de l’ordre du jour et dans les termes et conditions du Plan.

(d)    Confirmation de la souscription de 2023 Share Options par la Société: L’assemblée générale des actionnaires décide d’approuver et de confirmer que la Société sera en mesure de souscrire aux 2023 Share Options, en vue de créer un pool de 2023 Share Options disponible pour des octrois ultérieurs aux Participants Sélectionnés. La Société ne peut cependant pas exercer les 2023 Share Options pour son compte propre.

2.    Proposal to issue 5,000,000 2023 Share Options

►   Proposed resolution:

The general shareholders’ meeting resolves to approve the issuance of 5,000,000 2023 Share Options, pursuant to a share option plan named “the 2023 Share Option Plan”, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) or ADSs of the Company, for the benefit of Selected Participant. In view thereof, the general shareholders’ meeting resolves as follows:

(a)  Terms and conditions of the 2023 Share Options: The terms and conditions of the 2023 Share Options (including, but not limited to, the exercise price of the 2023 Share Options) shall be as set out in the annex to the report of the board of directors referred to in item 1.(a) of the agenda (for the purpose of this resolution, the “Plan”), a copy of which shall remain attached to the minutes reflecting the present resolution. The 2023 Share Options have a term of ten years as from their issue date.

(b)   Underlying shares: Each 2023 Share Option shall entitle the holder thereof to subscribe for one new share to be issued by the Company. The new shares to be issued at the occasion of the exercise of the 2023 Share Options shall have the same rights and benefits as, and rank pari passu in all respects, including as to entitlements to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issuance, and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of issue of the shares.

(c)   Dis-application of the preferential subscription right for the benefit of the Selected Participants: The general shareholders’ meeting resolves, in accordance with article 7:191 of the Belgian Companies and Associations Code, to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) or ADSs of the Company, for the benefit of the Selected Participants, and to approve the possibility for the Company to grant the 2023 Share Options to the Selected Participants, as further explained in the report of the board of directors referred to in item 1.(a) of the agenda and the terms and conditions of the Plan.

(d)   Confirmation of the subscription of 2023 Share Options by the Company: The general shareholders’ meeting resolves to approve and confirm that the Company will be able to subscribe for the 2023 Share Options, with a view to creating a pool of outstanding 2023 Share Options available for further grants to Selected Participants. The Company may not, however, exercise the 2023 Share Options for its own account.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Formulaire de vote par correspondance

Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Voting by mail form

8/13

(e)    Augmentation de capital conditionnelle et émission de nouvelles actions: L’assemblée générale des actionnaires décide, sous réserve et dans la mesure de l’exercice des 2023 Share Options, d’augmenter le capital de la Société et d’émettre le nombre approprié de nouvelles actions pouvant être émises lors de l’exercice des 2023 Share Options. Sous réserve et conformément aux dispositions du Plan, lors de l’exercice des 2023 Share Options et de l’émission de nouvelles actions, le montant total du prix d’exercice des 2023 Share Options sera affecté au capital de la Société. Dans la mesure où le montant du prix d’exercice des 2023 Share Options, par action à émettre lors de l’exercice des 2023 Share Options, excède le pair comptable des actions de la Société existantes alors immédiatement avant l’émission des nouvelles actions concernées, une partie du prix d’exercice, par action à émettre lors de l’exercice des 2023 Share Options, égale à ce pair comptable sera comptabilisée en capital, le solde étant comptabilisé en prime d’émission. Suite à l’augmentation de capital et à l’émission de nouvelles actions, chaque action nouvelle et existante représentera la même fraction du capital de la Société.

(f)    Prime d’émission: Toute prime d’émission qui sera comptabilisée en relation avec les 2023 Share Options sera comptabilisée sur un compte indisponible au passif du bilan de la Société dans ses capitaux propres, et le compte sur lequel la prime d’émission sera comptabilisée constituera, au même titre que le capital de la Société, la garantie des tiers et, sauf possibilité de capitalisation de ces réserves, ne pourra être réduit ou supprimé que par une décision de l’assemblée générale des actionnaires statuant dans les conditions requises pour la modification des statuts de la Société.

(g)    Procurations: Le conseil d’administration est autorisé à mettre en œuvre et à exécuter les décisions prises par l’assemblée générale des actionnaires en rapport avec les 2023 Share Options, et à prendre toutes les mesures et à accomplir toutes les formalités requises en vertu du Plan, des statuts de la Société et de la loi applicable afin d’émettre ou transférer les actions lors de l’exercice des 2023 Share Options. En outre, chaque administrateur de la Société, Joe Sollee et Ron Kalfus, chacun agissant individuellement et avec possibilité de subdélégation et pouvoir de subrogation, auront le pouvoir, lors de l’exercice des 2023 Share Options, (i) de procéder à la constatation (A) de l’augmentation de capital et de l’émission de nouvelles actions résultant de cet exercice, (B) de l’allocation du capital et (le cas échéant) de la prime d’émission, et (C) de la modification des statuts de la Société afin de refléter le nouveau capital et nombre d’actions en circulation suite à l’exercice des 2023 Share Options, (ii) de signer et remettre, au nom de la Société, la documentation Euroclear, Euronext et bancaire pertinente, le registre des actions et tous les documents nécessaires en relation avec l’émission et la livraison des actions au Participant Sélectionné, et (iii) faire tout ce qui peut être nécessaire ou utile (y compris, mais sans s’y limiter, la préparation et l’exécution de tous les documents et formulaires) pour l’admission des actions émises lors de l’exercice des 2023 Share Options à la négociation sur le marché réglementé d’Euronext Brussels (ou tout autre marché sur lequel les actions de la Société seront négociées à ce moment).

(e)    Conditional capital increase and issue of new shares: The general shareholders’ meeting resolves, subject to, and to the extent of the exercise of 2023 Share Options, to increase the Company’s share capital and to issue the relevant number of new shares issuable upon the exercise of the 2023 Share Options. Subject to, and in accordance with, the provisions of the Plan, upon exercise of the 2023 Share Options and issue of new shares, the aggregate amount of the exercise price of the 2023 Share Options will be allocated to the share capital of the Company. To the extent that the amount of the exercise price of the 2023 Share Options, per share to be issued upon exercise of the 2023 Share Options, exceeds the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the 2023 Share Options, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

(f)    Issue premium: Any issue premium that will be booked in connection with the 2023 Share Options shall be accounted for on a non-distributable account on the liabilities side of the Company’s balance sheet under its net equity, and the account on which the issue premium will be booked shall, like the share capital, serve as a guarantee for third parties and can only be reduced on the basis of a lawful resolution of the general shareholders’ meeting passed in the manner required for an amendments to the Company’s articles of association.

(g)    Powers of attorney: The board of directors is authorised to implement and execute the resolutions passed by the general shareholders’ meeting in connection with the 2023 Share Options, and to take all steps and carry out all formalities that shall be required by virtue of the Plan, the Company’s articles of association and applicable law in order to issue or transfer the shares upon exercise of the 2023 Share Options. Furthermore, each of the Company’s directors, Joe Sollee and Ron Kalfus, each such person acting individually and with possibility of sub-delegation and the power of subrogation, shall have the power, upon exercise of the 2023 Share Options, (i) to proceed with the recording of (A) the capital increase and issue of new shares resulting from such exercise, (B) the allocation of the share capital and (as applicable) the issue premium, and (C) the amendment of the Company’s articles of association in order to reflect the new share capital and number of outstanding shares following the exercise of the 2023 Share Options, (ii) to sign and deliver, on behalf of the Company, the relevant Euroclear, Euronext and bank documentation, the share register and all necessary documents in connection with the issuance and delivery of the shares to the beneficiary, and (iii) to do whatever may be necessary or useful (including but not limited to the preparation and execution of all documents and forms) for the admission of the shares issued upon the exercise of the 2023 Share Options to trading on the regulated market of Euronext Brussels (or such other markets on which the Company’s shares will be trading at that time).

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Formulaire de vote par correspondance

Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Voting by mail form

9/13

(h)    Renonciation: L’assemblée générale des actionnaires reconnaît que les 2023 Share Options qui seront octroyés dans le cadre du “Plan d’Option sur Action de 2023” ne seront pas considérées comme une “rémunération variable”, une “rémunération fixe” ou une “rémunération annuelle” au sens du Code des sociétés et associations (y compris, sans limitation, aux fins des articles 3:6, §3, 7:89/1, 7:90, 7:91, 7:92, 7:100, 7:108 et 7:121 du Code des sociétés et associations) et du Code belge de gouvernance d’entreprise 2020 (y compris, sans limitation, aux fins de la disposition 11 du Code belge de gouvernance d’entreprise 2020). L’assemblée générale des actionnaires approuve les conditions et mécanismes d’acquisition définitive des 2023 Share Options, telles qu’elles sont inclues dans le Plan. Les dispositions des articles 7:91, 7:108 et 7:121 (selon le cas) du Code des sociétés et associations sont expressément écartées en ce qui concerne le Plan des 2023 Share Options.

(i)    Approbation conformément à l’article 7:151 du Code des sociétés et des associations: L’assemblée générale des actionnaires décide de prendre note, d’approuver et de ratifier, pour autant que de besoin conformément à l’article 7:151 du Code des sociétés et des associations, toutes les clauses incluses dans le Plan, qui entrent en vigueur au moment où un changement de contrôle se produit et qui tombent ou pourraient être considérées comme tombant sous le coup de l’article 7:151 du Code des sociétés et associations (relatif à l’octroi de droits à des tiers affectant substantiellement le patrimoine de la Société ou donnant naissance à une dette ou à un engagement substantiel à sa charge, lorsque l’exercice de ces droits dépend du lancement d’une offre publique d’acquisition sur les actions de la Société ou d’un changement du contrôle exercé sur), y compris, sans limitation, le mécanisme d’acquisition accélérée automatique lors d’une acquisition tel que défini dans le Plan. L’assemblée générale des actionnaires accorde une procuration spéciale à chaque administrateur de la Société, agissant seul et avec pouvoir de substitution, aux fins d’accomplir les formalités requises par l’article 7:151 du Code des sociétés et des associations en ce qui concerne la présente résolution.

(h)    Waiver: The general shareholders’ meeting acknowledges that the 2023 Share Options to be granted under the “2023 Share Option Plan” shall not be considered “variable remuneration”, “fixed remuneration” or “annual remuneration” within the meaning of the Belgian Companies and Associations Code (including, without limitation, for the purpose of articles 3:6, §3, 7:89/1, 7:90, 7:91, 7:92, 7:100, 7:108 and 7:121 of the Belgian Companies and Associations Code) and the 2020 Corporate Governance Code (including, without limitation, for the purpose of provision 11 of the 2020 Corporate Governance Code). The general shareholders’ meeting approves the vesting conditions and mechanisms of the 2023 Share Options, as included in the Plan. The provisions of articles 7:91, 7:108 and 7:121 (as applicable) of the Belgian Companies and Associations Code are expressly dis-applied in relation to the 2023 Share Option Plan.

(i)    Approval in accordance with article 7:151 of the Belgian Companies and Associations Code: The general shareholders’ meeting resolves to take note, approve and ratify, insofar as required in accordance with article 7:151 of the Belgian Companies and Associations Code, all clauses included in the Plan, which come into effect at the moment a change of control occurs and which fall or could be considered to fall within the scope of article 7:151 of the Belgian Companies and Associations Code (relating to the granting of rights to third parties that substantially affect the Company’s assets and liabilities, or give rise to a substantial debt or commitment on its behalf, when the exercise of these rights is subject to the launching of a public takeover bid on the shares of the Company or to a change in the control exercised over it), including, without limitation, the automatic accelerated vesting mechanism upon acquisition as defined in the Plan. The general shareholders’ meeting grants a special power of attorney to each director of the Company, acting alone and with power of substitution, for the purpose of carrying out the formalities required by article 7:151 of the Belgian Companies and Associations Code with respect to this resolution.

► Instruction de vote:	► Voting instruction:
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3. Communication du rapport spécial du conseil d’administration conformément à l’article 7:199 du Code des sociétés et des associations relatif à la proposition de renouveler le capital autorisé	3. Submission of the special report of the board of directors in accordance with article 7:199 of the Belgian Companies and Associations Code relating to the proposal to renew the authorised capital
Considération, discussion et communication du rapport spécial du conseil d’administration conformément à l’article 7:199 du Code des sociétés et des associations relatif à la proposition de renouveler les pouvoirs conférés au conseil d’administration dans le cadre du capital autorisé, tel que repris ci-dessous au point 4 de l’ordre du jour de l’assemblée générale extraordinaire des actionnaires, et exposant les circonstances spécifiques dans lesquelles le conseil d’administration pourra utiliser ses pouvoirs dans le cadre du capital autorisé, et les objectifs qu’il devra poursuivre.

Consideration, discussion and submission of the special report of the board of directors in accordance with article 7:199 of the Belgian Companies and Associations Code relating to the proposal to renew the powers granted to the board of directors under the authorised capital, as set out below in item 4 of the agenda of the extraordinary general shareholders’ meeting, and setting out the specific circumstances in which the board of directors will be able to use its powers under the authorised capital, and the purposes that it should pursue.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Formulaire de vote par correspondance

Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Voting by mail form

10/13

4.   Renouvellement de l’autorisation au conseil d’administration d’augmenter le capital dans le cadre du capital autorisé

Afin de permettre au conseil d’administration de disposer de la flexibilité nécessaire pour lever des fonds propres supplémentaires lorsque le besoin s’en fait sentir ou qu’une opportunité se présente, le conseil d’administration propose de lui accorder des pouvoirs limités dans le cadre du capital autorisé pour augmenter le capital de la Société d’un montant maximum égal à 100% du montant du capital de la Société pendant une période de cinq (5) ans, le tout comme indiqué ci-dessous. Pour de plus amples informations sur les circonstances dans lesquelles le conseil d’administration pourrait faire usage du capital autorisé et sur les objectifs que le conseil d’administration poursuivrait avec le capital autorisé, voyez également le rapport spécial mentionné au point 3 de l’ordre du jour de l’assemblée générale extraordinaire des actionnaires.

►  Proposition de résolution:

L’assemblée générale des actionnaires décide de renouveler l’autorisation donnée au conseil d’administration d’augmenter le capital en une ou plusieurs fois, pendant une période de cinq (5) ans à compter de la publication aux Annexes du Moniteur belge de la présente autorisation, d’un montant total jusqu’à 100% du montant du capital de la Société, et ce conformément aux conditions et modalités fixées dans le rapport spécial du conseil d’administration établi conformément à l’article 7:199 du Code des sociétés et des associations, tel que visé au point 3 de l’ordre du jour de la présente assemblée générale extraordinaire des actionnaires. En conséquence, l’assemblée générale des actionnaires décide de supprimer l’article 6 “Capital autorisé” des statuts de la Société et de le remplacer par le texte suivant (la date mentionnée dans la sous-section entre crochets étant la date de l’assemblée générale approuvant le capital autorisé renouvelé, et le montant mentionné dans la sous-section entre crochets étant le montant du capital de la Société au moment de l’assemblée générale approuvant le capital autorisé):

“Article 6 : Capital Autorisé

Le conseil d’administration est autorisé à augmenter le capital de la société en une ou plusieurs fois d’un montant total maximum de [100 % du capital de la société au moment de l’adoption du nouveau capital autorisé].

Le conseil d’administration peut augmenter le capital par des apports en numéraire ou en nature, par l’incorporation de réserves, disponibles ou non, et par l’incorporation de primes d’émission, avec ou sans émission de nouvelles actions, avec ou sans droit de vote, qui auront les droits qui seront déterminés par le conseil d’administration. Le conseil d’administration est également autorisé à utiliser cette autorisation pour l’émission d’obligations convertibles ou de droits de souscription, d’obligations avec droits de souscription ou d’autres titres.

Cette autorisation est valable pour une période de cinq ans à compter de la date de publication aux Annexes du Moniteur belge d’un extrait du procès-verbal de l’assemblée générale extraordinaire des actionnaires de la société tenue le [date de l’assemblée générale approuvant le capital autorisé renouvelé].

En cas d’augmentation de capital décidée par le conseil d’administration dans le cadre du capital autorisé, toutes les primes d’émission comptabilisées, le cas échéant, seront comptabilisées conformément aux dispositions des présents statuts.

Le conseil d’administration est autorisé, dans l’exercice de ses pouvoirs dans le cadre du capital autorisé, à limiter ou à supprimer, dans l’intérêt de la société, le droit de préférence des actionnaires. Cette limitation ou suppression du droit de préférence peut également être faite en faveur des membres du personnel de la société ou de ses filiales, ou en faveur d’une ou plusieurs personnes autres que les membres du personnel de la société ou de ses filiales.

Le conseil d’administration est autorisé, avec droit de substitution, à modifier les statuts, après chaque augmentation de capital intervenue dans le cadre du capital autorisé, afin de les mettre en conformité avec la nouvelle situation du capital et des actions.”

4.  Renewal of the authorisation to the board of directors to increase the share capital within the framework of the authorised capital

In order to allow the board of directors the flexibility to raise additional equity-based financing as and when the need may arise or an opportunity would present itself, the board of directors proposes that it be granted limited powers under the authorised capital to increase the Company’s share capital by a maximum amount of 100% during a term of five (5) years, all as further set out below. For further information on the circumstances in which the board of directors could make use of the authorised capital and the objectives that the board of directors would pursue with the authorised capital, see also the special report referred to in item 3 of the agenda of the extraordinary general shareholders’ meeting.

►  Proposed resolution:

The general shareholders’ meeting resolves to renew the authorisation to the board of directors to increase the share capital in one or several times, during a period of five (5) years as from the publication in the Annexes to the Belgian Official Gazette of this authorisation, with an aggregate amount equal to up to 100% of the amount of the share capital of the Company, and this in accordance with the terms and conditions set forth in the special report of the board of directors prepared in accordance with article 7:199 of the Belgian Companies and Associations Code, as referred to in agenda item 3 of this extraordinary general shareholders’ meeting. Consequently, the general shareholders’ meeting resolves to delete article 6 “Authorised capital” of the articles of association of the Company entirely and to replace it with the following text (whereby the date referred to in the sub-section between square brackets shall be the date of the general shareholders’ meeting approving the renewed authorised capital, and the amount referred to in the sub-section between brackets shall be the amount of the Company’s share capital at the time of the general shareholders’ meeting approving the authorised capital):

“Article 6: Authorised capital

The board of directors is authorised to increase the share capital of the company on one or several occasions by a maximum aggregate amount of [100% of the company’s share capital at the time of the adoption of the new authorised capital].

The board of directors may increase the share capital by contributions in cash or in kind, by capitalisation of reserves, whether available or unavailable for distribution, and capitalisation of issue premiums, with or without the issuance of new shares, with or without voting rights, that will have the rights as will be determined by the board of directors. The board of directors is also authorised to use this authorisation for the issuance of convertible bonds or subscription rights, bonds with subscription rights or other securities.

This authorisation is valid for a period of five years as from the date of publication in the Annexes to the Belgian Official Gazette of an extract of the minutes of the extraordinary general shareholders’ meeting of the company held on [date of the general shareholders’ meeting approving the authorised capital].

In the event of a capital increase decided by the board of directors within the framework of the authorised capital, all issue premiums booked, if any, will be accounted for in accordance with the provisions of these articles of association.

The board of directors is authorised, when exercising its powers within the framework of the authorised capital, to restrict or cancel, in the interest of the company, the preferential subscription rights of the shareholders. This restriction or cancellation of the preferential subscription rights can also be done in favour of members of the personnel of the company or of its subsidiaries, or in favour of one or more persons other than members of the personnel of the company or of its subsidiaries.

The board of directors is authorised, with the right of substitution, to amend the articles of association, after each capital increase that has occurred within the framework of the authorised capital, in order to bring them in conformity with the new situation of the share capital and the shares.”

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Formulaire de vote par correspondance

Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Voting by mail form

11/13

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

Le/la soussigné(e) confirme que les votes susmentionnés s’appliquent aux assemblées générales ordinaire et extraordinaire des actionnaires qui se tiendront le jeudi 25 mai 2023. Dans le cas où les assemblées générales ordinaire et/ou extraordinaire des actionnaires susmentionnées seraient reportées ou ajournées, les votes susmentionnés s’appliqueront également à la ou aux assemblées générales des actionnaires qui seront tenues avec le même ordre du jour, le cas échéant (étant entendu que, par rapport aux points susmentionnés de l’ordre du jour de l’assemblée générale extraordinaire des actionnaires, les votes susmentionnés s’appliqueront en tout état de cause également à la deuxième assemblée générale extraordinaire des actionnaires qui serait convoquée avec un ordre du jour identique à celui de la première assemblée générale extraordinaire des actionnaires dans le cas où le quorum de présence légalement requis pour délibérer et voter valablement sur ces points de l’ordre du jour n’aurait pas été atteint lors de la première assemblée générale extraordinaire des actionnaires):

☐ oui

☐ non

Veuillez remplir la case appropriée. Une absence d’instruction ou si, pour quelque raison, il y a une absence de clarté à propos de l’instruction donnée, le soussigné sera supposé avoir choisi “oui”. Veuillez noter qu’aux fins de s’appliquer à telle assemblée subséquente, les titulaires de titres doivent s’enregistrer à nouveau pour cette assemblée.

Si, pendant les assemblées, il y a des modifications à une proposition de résolution ou une nouvelle proposition de résolution:[1]

☐ le/la soussigné(e) votera pour la résolution modifiée ou nouvelle

☐ le/la soussigné(e) votera contre la résolution modifiée ou nouvelle

☐ le/la soussigné(e) s’abstiendra de voter sur la résolution modifiée ou nouvelle

☐ la personne suivante sera consitutée comme mandataire spécial, avec droit de substitution, pour voter au nom du/ de la soussigné(e) sur la résolution modifiée ou nouvelle : le président du conseil d’administration de la Société[2]

[1] Veuillez cocher tel qu’approprié. Une absence d’instruction sera interprétée comme une instruction de voter pour la résolution modifiée ou nouvelle selon la manière supportée ou recommandée par le conseil d’administration de la Société.

[2] Si le président du conseil d’administration de la Société est constitué comme mandataire spécial, le président (ou, le cas échéant, un autre administrateur, un employé ou un remplaçant désigné par la Société si le président est empêché d’assister aux assemblées générales des actionnaires) vote dans ce cas sur les propositions de résolution modifiées ou nouvelles selon la manière supportée ou recommandée par le conseil d’administration. Veuillez noter que le président du conseil d’administration de la Société (ou, le cas échéant, le remplaçant du président) est un administrateur, un employé ou un remplaçant désigné de la Société et a donc un conflit d’intérêts potentiel tel que défini dans l’article 7:143, §4 du Code des sociétés et des associations.

The undersigned confirms that the aforementioned votes apply to the ordinary and extraordinary general shareholders’ meetings to be held on Thursday, 25 May 2023. In case the aforementioned ordinary and/or extraordinary general shareholders’ meetings would be postponed or suspended, the aforementioned votes will also apply to the general shareholders’ meeting(s) that would be held having the same agenda, as relevant (it being understood that, in relation to the aforementioned agenda items on the agenda of the extraordinary general shareholders’ meeting, the aforementioned votes will in any event also apply to the second extraordinary general shareholders’ meeting which would be convened with an agenda identical to the agenda of the first extraordinary general shareholders’ meeting in case the legally required attendance quorum to validly deliberate and resolve on such agenda items would not be reached during the first extraordinary general shareholders’ meeting):

☐ yes

☐ no

Please tick the appropriate box. In the absence of an instruction, or if, for whatever reason, there is a lack of clarity with regard to the instruction given, the undersigned shall be deemed to have selected “yes”. Please note that in order to apply for such subsequent meeting, holders of securities must again register for such meeting.

In case of amendments during the meetings to a proposed resolution or a new proposed resolution:[1]

☐ the undersigned shall vote for the amended or new resolution

☐ the undersigned shall vote against the amended or new resolution

☐ the undersigned shall abstain from the vote on the amended or new resolution

☐ the following person will be appointed as proxy holder, with the right of substitution, to vote on behalf of the undersigned on the amended or new resolution: the chair of the board of directors of the Company[2]

[1] Please complete as appropriate. An absence of instruction shall be tantamount to an instruction to vote for the amended or new resolution as will be supported or recommended by the board of directors of the Company.

[2] If the chair of the board of directors of the Company is appointed as a proxy holder, the chair (or, as the case may be, another director, an employee or a substitute designated by the Company if the chair is hindered to attend the general shareholders’ meeting) shall in such case vote on the amended or new proposed resolutions in the manner supported or recommended by the board of directors. Please note that the chair of the board of directors of the Company (or, as the case may be, his substitute) is a director, employee or substitute of the Company and therefore has a potential conflict of interest as defined in article 7:143, §4 of the Belgian Companies and Associations Code.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Formulaire de vote par correspondance

Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Voting by mail form

12/13

Ce formulaire de vote par correspondance sert également de notification au sens de l’article 7:134, §2, alinéa 3 du Code des sociétés et des associations pour les assemblées générales ordinaire et extraordinaire des actionnaires de la Société qui se tiendront le jeudi 25 mai 2023.

Le soussigné confirme que la traduction anglaise du présent formulaire n’est qu’une traduction libre en anglais et à titre informatif uniquement, et que la version française prévaut sur la version anglaise.

Fait à…………………………………….

This voting by mail form shall also serve as notification within the meaning of article 7:134, §2, paragraph 3 of the Belgian Companies and Associations Code with respect to the ordinary and extraordinary general shareholders’ meetings of the Company to be held on Thursday 25 May 2023.

The undersigned confirms that the English translation of the present form is a free English translation and for information purposes only, and that the French version shall prevail over the English version.

Done at…………………………………….

……………………………… 2023 (date)
…………………………………………………….. (nom / name)
…………………………………………………….. (signature)

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Formulaire de vote par correspondance

Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Voting by mail form

13/13